June 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Jan Woo

Re:	ZOOZ Power Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed May 23, 2024
File No. 333- 279223

Ladies and Gentlemen:

This letter is submitted on behalf of ZOOZ Power Ltd. (the “Company” or “ZOOZ”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 30, 2024 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Commission on May 23, 2024 (as amended, the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an amendment to the Registration Statement (“Amendment No. 2”), to address the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 2 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Incorporation of Certain Information by Reference, page 45

1.	We note your response to prior comment 5 and reissue the comment. In this regard and notwithstanding the accounting classification of the transaction, since ZOOZ Power Ltd. is a successor issuer to a shell company you do not appear to be eligible to incorporate by reference and will not be able to do so until three years after the completion of the business combination. Please revise the Form F-1 to provide all disclosure required by the form that currently is incorporated by reference. Refer to General Instruction VI.D of Form F-1 and to the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021.

The Company respectfully acknowledges the Staff’s comment. The Company has revised Amendment No. 2 to remove the section “Incorporation of Certain Information by Reference” and has included the information previously incorporated by reference therein. However, the Company respectfully disagrees with the Staff’s conclusion that the Company is a successor issuer to a shell company, and as a result, the Company is ineligible to incorporate by reference.

Instruction VI.D of Form F-1 provides that a registrant may incorporate by reference if, among other things, the registrant is not and during the past three years neither the registrant nor any of its predecessors was: (a) a blank check company as defined in Rule 419(a)(2); (b) a shell company, other than a business combination related shell company, each as defined in Rule 405 of Regulation C (“Rule 405”); or (c) a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Rule 405 defines “predecessor” as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

The Company believes that the structure of its business combination transaction with Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), and related transactions support the determination that the Company is not prohibited from incorporating by reference in a registration statement on Form F-1 because (i) the Company has never been a blank check company, a shell company or a registrant for the offering of penny stock and (ii) Keyarch should not be considered a “predecessor” of the Company (and thus the Company is not a “successor” of Keyarch).

The Company notes that on April 4, 2024 (the “Closing Date”), Keyarch and the Company, a limited liability company organized under the laws of the State of Israel, consummated (the “Closing”) their previously announced business combination (the “Business Combination”), pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted company and a direct, wholly owned subsidiary of ZOOZ (“Merger Sub”), Keyarch Global Sponsor Limited, a Cayman Islands exempted company (the “Sponsor”), in the capacity as representative of specified shareholders of Keyarch after the effective time of the Business Combination, and, by a joinder agreement, Dan Weintraub in the capacity as representative of the pre-Closing shareholders of ZOOZ after the effective time of the Business Combination. Pursuant to the Closing, Keyarch became a direct, wholly-owned subsidiary of the Company.

The Company believes that the structure of the Business Combination with Keyarch is distinguishable from the traditional de-SPAC structures contemplated by the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021. In a traditional de-SPAC structure, a shell company acquires a target operating company by issuing shares of the shell company’s stock to the holders of the target, and by virtue of such transaction, the shell company remains the issuer with listed securities and becomes an operating company by succeeding to the business of the target. In an alternative de-SPAC “double dummy” structure, a new holding company with no operations is formed to facilitate the business combination, and such holding company becomes the listed issuer following the transaction. In both such cases, the listed issuer would have previously been a shell company, other than a business combination related shell company, as defined in Rule 405.

By contrast, in the Business Combination, at no point was the company that is now the listed issuer, ZOOZ, a shell company. Prior to and subsequent to the Closing, ZOOZ develops, produces, markets and sells energy storage systems based on storing kinetic energy in flywheels for ultra-fast charging of electric vehicles. In addition, the Company believes that Keyarch does not meet the definition of a “predecessor” of the Company under Rule 405 because Keyarch did not operate a business prior to the Closing, the Company did not acquire the business, if any, of Keyarch, and the Company did not acquire the major portion of the assets of Keyarch. With respect to acquiring the business of Keyarch, the very definition of “shell company” renders this impossible, as Rule 405 provides that a shell company has “no (or nominal) operations,” so there is no business to acquire or succeed to. Alternatively, even if we stretch the definition, the stated business purpose of Keyarch was to “effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.” In contrast, ZOOZ develops, produces, markets and sells energy storage systems based on storing kinetic energy in flywheels for ultra-fast charging of electric vehicles. Even if it could be said that Keyarch had any business, the Company did not acquire the business because such business ceased at the Closing and has not continued at ZOOZ and there is no “continuity of [Keyarch’s] operations,” as per Regulation S-X Article 11-01(d). Therefore, ZOOZ does not believe that it acquired any business of Keyarch.

The accounting treatment for the Business Combination also supports the conclusion that ZOOZ did not succeed to the business of Keyarch. Due to the limited business conducted by Keyarch, the Business Combination was accounted for as a capital transaction in substance and not a business combination under ASC 805, Business Combinations (“ASC 805”). As a result, the Company was treated as the accounting acquirer and Keyarch was treated as the acquired company for financial reporting purposes per ASC 805, with the Business Combination being accounted for as a recapitalization of ZOOZ. Accordingly, the Company does not believe that it acquired the “major portion of the business” of Keyarch.

Further, the only assets that ZOOZ acquired from Keyarch were the cash remaining in Keyarch’s trust account, after substantially all funds were used for redemptions by the public shareholders, and the cash proceeds from a private placement of Keyarch shares that closed immediately prior to the Closing, lending more support for the conclusion that the Business Combination was not an acquisition of a business by ZOOZ but effectively a recapitalization and issuance of equity for cash. Therefore, the Company does not believe that Keyarch should be considered the Company’s predecessor for the purposes of determining its eligibility to incorporate by reference under Instruction VI.D of Form F-1.

General

2.	We note your response to prior comment 7 and reissue the comment. Please expand your discussion of capital resources in the MD&A section to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 64 of Amendment No. 2.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Avi Cohen
Avi Cohen Executive Chairman of the Board of Directors ZOOZ Power Ltd.

cc:	Steven M. Skolnick, Esq., Lowenstein Sandler, LLP Alexander E. Dinur, Esq., Lowenstein Sandler, LLP.